Consent of Independent Registered Public Accounting Firm
The Board of Directors
Qorvo, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333‑195236) on Form S-4 and (No. 333-201357 and No. 333-201358) on Form S-8 of Qorvo, Inc. of our reports dated May 27, 2015, with respect to the consolidated balance sheet of Qorvo, Inc. as of March 28, 2015, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the year ended March 28, 2015, and the effectiveness of internal control over financial reporting as of March 28, 2015, which reports appear in the March 28, 2015 annual report on Form 10‑K of Qorvo, Inc.
/s/ KPMG LLP
Portland, Oregon
May 27, 2015